Firemans Contractors, Inc.
8200 Northeast Parkway, Suite 103
North Richland Hills, TX 76180
(800) 475-1479 / (888) 899-5957

June 14, 2013

Ms. Pamela Long, Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, DC 20549

Re:	Firemans Contractors, Inc. Preliminary Information Statement on Schedule 14C Filed May 8, 2013 File No. 000-54802

Dear Ms. Long,

Firemans Contractors, Inc. (the “Company”) responds as follows to the Staff’s comments dated June 3, 2013, relating to the above-captioned filings.

1. Please provide information pursuant to Item 202 of Regulation S-K as required by Item 11(b) of Schedule 14A.

Response: The required information has been added to the amended Preliminary Information Statement on Schedule 14C filed on June 12, 2013.

2. We note disclosure that the Board considers it in the best interests of your company and the stockholders to increase the amount of convertible preferred stock. Please provide the reasons for and the general effect of the increase in the authorized Class A and Class B convertible Preferred Stock. See Item 19 of Schedule 14A. Please also include disclosure of your current plans or proposals to use the increased authorized Class A and Class B convertible Preferred Stock.

Response: The requested information has been added to the amended Preliminary Information Statement on Schedule 14C filed on June 12, 2013.

3. Please provide financial information pursuant to Item 13(a)(1) of Schedule 14A pursuant to Instruction 1 to Item 13 of Schedule 14A due to the increase in a material amount of senior securities, the Class A and Class B convertible preferred stock.

Response: The required financial information has been incorporated by reference in the amended Preliminary Information Statement on Schedule 14C filed on June 12, 2013.

The company acknowledging that:

· the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments of changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*****************

Firemans Contractors, Inc. trusts that the foregoing is responsive to the Staff’s comments. Please do not hesitate to contact Nikolay Frolov, CFO, at (214) 507-0487, if you have any questions.

Very truly yours,

/s/ Nikolay Frolov
Nikolay Frolov, CFO